May 1, 2019

Timothy Conte
Chief Executive Officer
Pacific Sports Exchange Inc.
25188 Marion Ave, Suite B108
Punta Gorda, Florida 33950

       Re: Pacific Sports Exchange Inc.
           Registration Statement on Form S-1
           Filed April 2, 2019
           File No. 333-230690

Dear Mr. Conte:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 Filed April 2, 2019

Prospectus Summary
The Company, page 1

1. We note that your auditors have raised substantial doubt regarding your ability to operate as a going concern. Please disclose this fact in your prospectus summary and include a risk factor discussing the material risks associated with this fact. Please refer to Item 503 of Regulation S-K.
Summary Financial Data, page 4

2. Please revise to disclose basic and diluted loss per common share. Timothy Conte
FirstName LastNameTimothy Conte
Pacific Sports Exchange Inc.
Comapany NamePacific Sports Exchange Inc.
May 1, 2019
May 1, 2019 Page 2
Page 2
FirstName LastName
Risk Factors, page 5

3. We note that you will rely eBay's and Alibaba's websites to sell new and used golf and tennis equipment. Please add a risk factor discussing the risks associated with your reliance on third-party platforms to sell your products and generate revenues.
Risks Related to Our Business and Industry
If we were to lose the services of Timoth Conte and Jennifer Whitesides..., page 6

4. Please disclose the number of hours Timothy Conte and Jennifer Whitesides intend to devote to your business on a weekly basis.
Risks Related to this Offering
We will incur ongoing costs and expenses for SEC report..., page 13

5. We note your disclosure that the estimated cost of this registration statement is $30,000 and that you do not intend to pay such expenses with offering proceeds. Please disclose how you intend to fund the offering expenses, and describe any material risks associated with your ability to pay the offering expenses considering that you have nominal assets, have generated limited revenues to date and may be unable to generate revenue in the future.
Use of Proceeds, page 13

6. We note you have presented use of proceeds assuming that 25%, 50%, 75% and 100% of the shares of common stock offered are sold, without any deduction for offering expenses. Please explain to us why the gross proceeds from the offering are not reduced for offering expenses.
Dilution, page 14

7. We note that common shares outstanding before the offering reflected in your computation of the denominator does not agree to the number of shares of common stock outstanding before the offering disclosed on page 3. We also note that common shares to be sold in the offering reflected in your computation of the denominator do not agree to the number of shares disclosed on the Prospectus cover page assuming 100%, 75%,
         50 and 25% are sold. Please advise or revise.
Selling Shareholders
Procedures for Subscribing to Common Stock Offered by Our Company, page 17

8. We note that potential investors must execute and deliver a subscription agreement to acquire shares in this offering. Please file the subscription agreement as an exhibit to your registration statement.
 Timothy Conte
FirstName LastNameTimothy Conte
Pacific Sports Exchange Inc.
Comapany NamePacific Sports Exchange Inc.
May 1, 2019
Page 3
May 1, 2019 Page 3
FirstName LastName
Management's Discussion of Financial Condition and Results of Operations Plan of Operations, page 20

9. Please revise your disclosure regarding the second phase of development to clarify that your plans are aspirational and may not necessarily be realized. Competitive Business Conditions and Strategy; Position in the Industry, page 21

10. Please explain what you mean when you say that you "have identified a reliable method to source the desired equipment" that is in high demand to foreign buyers.
Management's Discussion of Financial Condition and Results of Operations Liquidity and Capital, page 23

11. Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, please disclose the minimum period of time that you will be able to conduct planned operations using currently available capital resources.
Certain Relationships and Related Party Transactions, page 28

12. Please provide the disclosures required by Item 404(d) of Regulation S-K for the transaction related to the issuance of shares to Brittany Conte, or tell us why such disclosures are not required. In this regard, we note that Ms. Conte appears to be related to your Chief Executive Officer and that you issued such shares on January 15, 2019.
         Please refer to Instruction 1.a.iii to Item 404(a) of Regulation S-K. If appropriate, please also update your disclosures on page II-3 regarding your recent sales of unregistered securities which states that you issued shares to fourteen unaffiliated investors. Please refer to Item 701 of Regulation S-K.
Financial statements
General, page F-1

13. Please update your interim financial statements to include a balance sheet as of the
         February 28, 2019, a balance sheet as of the end of the preceding fiscal year, and a statement of operations and a statements of cash flows for the quarter ended February 28,
         2019. Also, an analysis of the changes in each caption of stockholders' equity presented in the balance sheets shall be given in a note or separate statement. Please refer to Rule 8-
         03(a) and Rule 3-04 of Regulation S-X.
 Timothy Conte
FirstName LastNameTimothy Conte
Pacific Sports Exchange Inc.
Comapany NamePacific Sports Exchange Inc.
May 1, 2019
Page 4
May 1, 2019 Page 4
FirstName LastName
Notes to the Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-14

14.      Please provide the following disclosures in accordance with ASC 606:

             Disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are effected by economic factors;

             The judgments, and changes in judgments, made in applying the guidance in ASC 606 that significantly affect the determination of the amount and timing of revenue from contracts with customers;

             The significant judgments made in evaluating when a customer obtains control of promised goods or services; and

             Information about the methods, inputs and assumptions used in determining the transaction price, assessing whether an estimate of variable consideration is constrained and measuring obligations for returns, refunds and other similar obligations.
General

15. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Timothy Conte
Pacific Sports Exchange Inc.
May 1, 2019
Page 5

       You may contact Bill Thompson, Accounting Branch Chief, at (202)551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202)551-6521 or Lilyanna Peyser, Special Counsel at
(202)551-3222 with any other questions.



FirstName LastNameTimothy Conte                            Sincerely,
Comapany NamePacific Sports Exchange Inc.
                                                           Division of
Corporation Finance
May 1, 2019 Page 5                                         Office of Consumer
Products
FirstName LastName